

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2024

Quinn Chen
Chief Financial Officer
America Great Health
1609 W Valley Blvd Unit 338A
Alhambra, CA 91803

> **Re: America Great Health**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **File No. 000-27873**

Dear Quinn Chen:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Zhou